Exhibit 99.1

Vitru Ranks #1 Pure Distance Learning Education Group in Brazil in its Market for Second Consecutive Year

Florianópolis, Brazil, October 26, 2020 – Vitru Limited, or Vitru (Nasdaq: VTRU), today announced that the Brazilian Ministry of Education (Ministério da Educação), or the MEC, released the data relating to the 2019 annual census of the undergraduate market in Brazil on October 23, 2020. Based on the newly-released data by MEC:

•	Vitru ranks #1 pure distance learning education group in the postsecondary distance learning education market in Brazil (considering only participants in the Brazilian education market with at least 95% of students engaged in distance learning) based on the number of enrolled undergraduate students for the second consecutive year.

•	Vitru ranks #2 distance learning postsecondary education group in Brazil based on the number of enrolled undergraduate students (up from #3 in 2018).

•	Between 2018 and 2019, the Brazilian distance learning market in terms of enrolled students grew 21.7%, while Vitru grew 38.2%, consolidating its growth in recent years: the compound annual growth rate (CAGR) of private market between 2016 and 2019 was 18.7%, while Vitru’s CAGR was 41.9% in the same period.

•	Vitru’s market share increased to 12.3% in 2019 (from 10.8% in 2018), based on the private postsecondary education market in Brazil, which represents a market share gain of 1.5 p.p.

•	In the overall private postsecondary market, in 2019 the percentage of new enrollments in distance learning undergraduate courses (51%) was for the first time higher than the number of new enrollments in on-campus undergraduate courses (49%). In 2018, such percentages were 46% and 54%, respectively. In terms of total number of enrolled students, distance learning accounted for 35% in 2019 compared to 30% in 2018 (such figures reflect market conditions prior to the COVID pandemic effects).

Vitru is committed to continue delivering sustainable growth rates and is proud to have this reflected by the 2019 annual census of the MEC.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

Pallu Pandini, IR

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/